SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Amendment No. 5)

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Neuberger Berman Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

641234 10 9

(CUSIP Number)

Kevin Handwerker, Esq.

Neuberger Berman Inc.

605 Third Avenue

New York, New York 10158

(212) 476-9000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D/A

CUSIP No: 641234 10 9

1	NAME OF REPORTING PERSONS: Each of the persons listed on Appendix A. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) As to Founder Shares[1], PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Applies to each person on Appendix A)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH[2]:

  7    SOLE VOTING POWER

                As stated on Appendix A for each Reporting Person.

  8    SHARED VOTING POWER

                As stated on Appendix A for each Reporting Person.

  9    SOLE DISPOSITIVE POWER (See Item 5)

                As stated on Appendix A for each Reporting Person.

10    SHARED DISPOSITIVE POWER (See Item 5)

                As stated on Appendix A for each Reporting Person.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As stated on Appendix A for each Reporting Person.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) As stated on Appendix A for each Reporting Person.

14	TYPE OF REPORTING PERSON (See Instructions) As to Principals[3], IN. as to Family Affiliates[4] and as to Successor Family Affiliates[5], as stated on Appendix A.

[1]	For a definition of this term, see Item 4.
[2]	Please see Item 6.
[3]	For a definition of this term, see Item 2.
[4]	For a definition of this term, see Item 2.
[5]	For a definition of this term, see Item 2.

Appendix A

Name of Reporting Person: John J. Barker

•	Sole Voting Power: 80,255 shares (includes 23,693 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*: 22,887,701 shares
•	Sole Dispositive Power: 375,063 shares (includes 23,693 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .53%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,967,956 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.72%

Name of Reporting Person: Jeffrey Bolton

•	Sole Voting Power: 19,402 shares (includes 16,000 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*: 22,887,701 shares (includes 150,258 shares held by Bolton Associates, L.P.)
•	Sole Dispositive Power: 586,965 shares (includes 16,000 shares subject to options that are exercisable within sixty days and 150,258 shares held by Bolton Associates, L.P.)
•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .83%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,907,103 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.64%

Name of Reporting Person: Lawrence J. Cohn

•	Sole Voting Power: 25,871 shares (includes 9,540 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*: 22,887,701 shares
•	Sole Dispositive Power: 234,868 shares (includes 9,540 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .33%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,913,572 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.65%

Name of Reporting Person: Robert W. D’Alelio

•	Sole Voting Power: 83,566 shares (includes 20,000 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*: 22,887,701 shares
•	Sole Dispositive Power: 502,440 shares (includes 20,000 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .71%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,971,267 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.73%

Name of Reporting Person: Salvatore D’Elia

•	Sole Voting Power: 20,378 shares (includes 9,000 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*: 22,887,701 shares
•	Sole Dispositive Power: 210,477 shares (includes 9,000 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .30%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,908,079 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.64%

Name of Reporting Person: Michael N. Emmerman

•	Sole Voting Power: 55,879 shares (includes 1,000 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*: 22,887,701 shares
•	Sole Dispositive Power: 311,102 shares (includes 1,000 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .44%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,943,580 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.70%

Name of Reporting Person: Gregory P. Francfort

•	Sole Voting Power: 8,973 shares (includes 6,667 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*: 22,887,701 shares
•	Sole Dispositive Power: 824,174 shares (includes 6,667 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power: 0
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.17%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,896,674 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.63%

Name of Reporting Person: Howard L. Ganek

•	Sole Voting Power: 0 shares
•	Shared Voting Power*: 22,887,701 shares (includes 55,301 shares held by Ganek Associates, L.P.)
•	Sole Dispositive Power: 1,081,242 shares (includes 55,301 shares held by Ganek Associates, L.P.)
•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.54%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,887,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%

Name of Reporting Person: Theodore P. Giuliano

•	Sole Voting Power: 13,905 shares (includes 2,000 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*: 22,887,701 shares (includes 106,483 shares held by Giuliano Associates, L.P.)
•	Sole Dispositive Power: 439,599 shares (includes 2,000 shares subject to options that are exercisable within sixty days and 106,483 shares held by Giuliano Associates, L.P.)

•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .62%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,901,606 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.64%

Name of Reporting Person: Kenneth M. Kahn

•	Sole Voting Power: 34,889 shares
•	Shared Voting Power*: 22,887,701 shares
•	Sole Dispositive Power: 242,060 shares
•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .34%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,922,590 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.67%

Name of Reporting Person: Michael W. Kamen

•	Sole Voting Power: 16,000 shares (includes 16,000 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*: 22,887,701 shares (includes 88,800 shares held by Kamen Associates, L.P.)
•	Sole Dispositive Power: 430,961 shares (includes 16,000 shares subject to options that are exercisable within sixty days and 88,800 shares held by Kamen Associates, L.P.)

•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .61%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,903,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.64%

Name of Reporting Person: Jeffrey B. Lane

•	Sole Voting Power: 492,482 shares (includes 240,490 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*: 22,887,701 shares
•	Sole Dispositive Power: 1,015,186 shares (includes 240,490 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.44%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 23,380,183 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 33.21%

Name of Reporting Person: Richard S. Levine

•	Sole Voting Power: 33,000 shares (includes 8,000 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*: 22,887,701 shares
•	Sole Dispositive Power: 522,681 shares (includes 8,000 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .74%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,920,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.66%

Name of Reporting Person: Robert Matza

•	Sole Voting Power: 354,695 shares (includes 146,351 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*: 22,887,701 shares
•	Sole Dispositive Power: 668,121 shares (includes 146,351 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .95%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 23,242,396 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 33.06%

Name of Reporting Person: Martin McKerrow

•	Sole Voting Power: 8,584 shares (includes 1,000 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*: 22,887,701 shares (includes 64,315 shares held by McKerrow Associates, L.P.)
•	Sole Dispositive Power: 306,438 shares (includes 1,000 shares subject to options that are exercisable within sixty days and 64,315 shares held by McKerrow Associates, L.P.)

•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .43%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,896,285 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.63%

Name of Reporting Person: Martin E. Messinger

•	Sole Voting Power: 0 shares
•	Shared Voting Power*: 22,887,701 shares (includes 370,161 shares held by Messinger Associates, L.P.)
•	Sole Dispositive Power: 960,465 shares (includes 370,161 shares held by Messinger Associates, L.P.)
•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.36%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,887,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%

Name of Reporting Person: Harold J. Newman

•	Sole Voting Power: 28,291 shares (includes 12,913 shares held by Newman Associates, L.P.)
•	Shared Voting Power*: 22,887,701 shares (includes 132,195 shares held by Newman Associates, L.P.)
•	Sole Dispositive Power: 359,228 shares (includes 145,108 shares held by Newman Associates, L.P.)
•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .51%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,915,992 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.66%

Name of Reporting Person: Daniel P. Paduano

•	Sole Voting Power: 9,877 shares (includes 1,000 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*: 22,887,701 shares (includes 642,157 shares held by Paduano Associates, L.P.)
•	Sole Dispositive Power: 701,593 shares (includes 1,000 shares subject to options that are exercisable within sixty days and 642,157 shares held by Paduano Associates, L.P.)

•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.00%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,897,578 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.63%

Name of Reporting Person: Leslie M. Pollack

•	Sole Voting Power: 40,027 shares (includes 40,027 shares held by Pollack 1998 Grantor Retained Annuity Trust, with respect to which Mr. Pollack, as trustee, shares investment control)

•	Shared Voting Power*: 22,887,701 shares (includes 152,291 shares held by Pollack 1998 Grantor Retained Annuity Trust, with respect to which Mr. Pollack, as trustee, shares investment control)

•	Sole Dispositive Power: 458,236 shares
•	Shared Dispositive Power: 192,318 shares (includes 192,318 shares held by Pollack 1998 Grantor Retained Annuity Trust, with respect to which Mr. Pollack, as trustee, shares investment control)
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .92%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,927,728 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.68%

Name of Reporting Person: Janet W. Prindle

•	Sole Voting Power: 80,072 shares
•	Shared Voting Power*: 22,887,701 shares
•	Sole Dispositive Power: 951,712 shares
•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.35%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,967,773 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.73%

Name of Reporting Person: Daniel H. Rosenblatt

•	Sole Voting Power: 30,272 shares (includes 24,176 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*: 22,887,701 shares
•	Sole Dispositive Power: 346,558 shares (includes 24,176 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .49%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,917,973 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.65%

Name of Reporting Person: Marvin C. Schwartz

•	Sole Voting Power: 149,432 shares (includes 74,966 shares held by Schwartz CS Associates, L.P. and 74,966 shares held by Schwartz ES Associates, L.P.)

•	Shared Voting Power*: 22,887,701 shares (includes 2,146,889 shares held by Schwartz CS Associates, L.P. and 2,146,888 shares held by Schwartz ES Associates, L.P.)

•	Sole Dispositive Power: 5,674,495 shares (includes 2,221,855 shares held by Schwartz CS Associates, L.P. and 2,221,854 shares held by Schwartz ES Associates, L.P.)

•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 8.08%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 23,037,633 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.83%

Name of Reporting Person: Kent C. Simons

•	Sole Voting Power: 126,674 shares (includes 9,000 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*: 22,887,701 shares (includes 231,476 shares held by Kent Simons 2002 Grantor Retained Annuity Trust, with respect to which Mr. Simons, as trustee, shares investment control and 300,000 shares held by Kent Simons GRAT #2, with respect to which Mr. Simons, as trustee, shares investment control)

•	Sole Dispositive Power: 347,495 shares (includes 9,000 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power: 531,476 shares (includes 231,476 shares held by Kent Simons 2002 Grantor Retained Annuity Trust, with respect to which Mr. Simons, as trustee, shares investment control and 300,000 shares held by Kent Simons GRAT #2, with respect to which Mr. Simons, as trustee, shares investment control)

•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.25%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 23,014,375 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.80%

Name of Reporting Person: R. Edward Spilka

•	Sole Voting Power: 8,000 shares (includes 8,000 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*: 22,887,701 shares (includes 120,382 shares held by The Spilka 1998 Trust, with respect to which Linda Galarza Spilka (wife of Robert Spilka), as trustee, shares investment control)

•	Sole Dispositive Power: 425,252 shares (includes 8,000 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power: 120,382 shares (includes 120,382 shares held by The Spilka 1998 Trust, with respect to which Linda Galarza Spilka (wife of Robert Spilka), as trustee, shares investment control)

•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .77%

•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,895,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.63%

Name of Reporting Person: Gloria H. Spivak

•	Sole Voting Power: 0 shares
•	Shared Voting Power*: 22,887,701 shares
•	Sole Dispositive Power: 200,516 shares
•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .28%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,887,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%

Name of Reporting Person: Heidi L. Steiger (formerly known as: Heidi L. Schneider)

•	Sole Voting Power: 202,023 shares (includes 97,569 shares subject to options that are exercisable within sixty days and 10,000 shares held by Steiger Associates, L.P.)

•	Shared Voting Power*: 22,887,701 shares (includes 85,626 shares held by Steiger Associates, L.P.)
•	Sole Dispositive Power: 796,751 shares (includes 97,569 shares subject to options that are exercisable within sixty days and 95,626 shares held by Steiger Associates, L.P.)

•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.13%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 23,089,724 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.86%

Name of Reporting Person: Eleanor Moore Sterne

•	Sole Voting Power: 29,799 shares
•	Shared Voting Power*: 22,887,701 shares
•	Sole Dispositive Power: 375,982 shares
•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .53%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,917,500 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.66%

Name of Reporting Person: Stephanie J. Stiefel

•	Sole Voting Power: 80,936 shares (includes 23,145 shares subject to options that are exercisable within sixty days and 120 shares held by Stiefel Associates, L.P.)

•	Shared Voting Power*: 22,887,701 shares (includes 33,987 shares held by Stiefel Associates, L.P.)
•	Sole Dispositive Power: 355,220 shares (includes 23,145 shares subject to options that are exercisable within sixty days and 34,107 shares held by Stiefel Associates, L.P.)

•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .50%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,968,637 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.72%

Name of Reporting Person: Peter Strauss

•	Sole Voting Power: 35,366 shares (includes 35,366 shares held by The Strauss 1998 Trust, with respect to which Barbara Strauss (wife of Peter Strauss), as trustee, shares investment control)

•	Shared Voting Power*: 22,887,701 shares (includes 244,633 shares held by The Strauss 1998 Trust, with respect to which Barbara Strauss (wife of Peter Strauss), as trustee, shares investment control)

•	Sole Dispositive Power: 118,118 shares
•	Shared Dispositive Power: 279,999 shares (includes 279,999 shares held by The Strauss 1998 Trust, with respect to which Barbara Strauss (wife of Peter Strauss), as trustee, shares investment control)

•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .56%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,923,067 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.67%

Name of Reporting Person: Peter E. Sundman

•	Sole Voting Power: 284,043 shares (includes 136,351 shares subject to options that are exercisable within sixty days and 2,000 shares held by Sundman Associates, L.P.)

•	Shared Voting Power*: 22,887,701 shares (includes 190,436 shares held by Sundman Associates, L.P.)
•	Sole Dispositive Power: 600,700 shares (includes 136,351 shares subject to options that are exercisable within sixty days and 192,436 shares held by Sundman Associates, L.P.)

•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .85%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 23,171,744 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.96%

Name of Reporting Person: Judith M. Vale

•	Sole Voting Power: 137,190 shares (includes 20,000 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*: 22,887,701 shares
•	Sole Dispositive Power: 993,801 shares (includes 20,000 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.41%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 23,024,891 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.81%

Name of Reporting Person: David I. Weiner

•	Sole Voting Power: 89,095 shares (includes 6,667 shares subject to options that are exercisable within sixty days and 44,784 shares held by Weiner 1998 Grantor Retained Annuity Trust, with respect to which Mr. Weiner, as trustee, shares investment control)

•	Shared Voting Power*: 22,887,701 shares
•	Sole Dispositive Power: 700,791 shares (includes 6,667 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power: 44,784 shares (includes 44,784 shares held by Weiner 1998 Grantor Retained Annuity Trust, with respect to which Mr. Weiner, as trustee, shares investment control)

•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.06%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,976,796 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.74%

Name of Reporting Person: Dietrich Weismann

•	Sole Voting Power: 0 shares
•	Shared Voting Power*: 22,887,701 shares (includes 1,097,414 shares held by Weismann Associates, L.P.)
•	Sole Dispositive Power: 2,227,606 shares (includes 1,097,414 shares held by Weismann Associates, L.P.)
•	Shared Dispositive Power: 0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 3.17%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,887,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%

Name of Reporting Person: Bolton Associates, L.P.

•	Sole Voting Power: 0 shares
•	Shared Voting Power*: 22,887,701 shares (includes 150,258 shares held by Bolton Associates, L.P. over which Jeffrey Bolton has sole voting and sole dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,887,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%
•	Type of Reporting Person: PN

Name of Reporting Person: Ganek Associates, L.P.

•	Sole Voting Power: 0 shares
•	Shared Voting Power*: 22,887,701 shares (includes 55,301 shares held by Ganek Associates, L.P. over which Howard L. Ganek has sole voting and sole dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,887,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%
•	Type of Reporting Person: PN

Name of Reporting Person:    Giuliano Associates, L.P.

•	Sole Voting Power: 0 shares
•	Shared Voting Power*: 22,887,701 shares (includes 106,483 shares held by Giuliano Associates, L.P. over which Theodore P. Giuliano has sole voting and sole dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,887,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%
•	Type of Reporting Person: PN

Name of Reporting Person: Kamen Associates, L.P.

•	Sole Voting Power: 0 shares
•	Shared Voting Power*: 22,887,701 shares (includes 88,800 shares held by Kamen Associates, L.P. over which Michael W. Kamen has sole voting and sole dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,887,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%
•	Type of Reporting Person: PN

Name of Reporting Person: Kent Simons 2002 Grantor Retained Annuity Trust

•	Sole Voting Power: 0 shares
•	Shared Voting Power*: 22,887,701 shares (includes 231,476 shares held by Kent Simons 2002 Grantor Retained Annuity Trust over which Kent C. Simons has sole voting power and shared dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,887,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%
•	Type of Reporting Person: OO

Name of Reporting Person: Kent Simons GRAT #2

•	Sole Voting Power: 0 shares
•	Shared Voting Power*: 22,887,701 shares (includes 300,000 shares held by Kent Simons GRAT #2 over which Kent C. Simons has sole voting power and shared dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,887,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%
•	Type of Reporting Person: OO

Name of Reporting Person: McKerrow Associates, L.P.

•	Sole Voting Power: 0 shares
•	Shared Voting Power*: 22,887,701 shares (includes 64,315 shares held by McKerrow Associates, L.P. over which Martin McKerrow has sole voting and sole dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,887,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%
•	Type of Reporting Person: PN

Name of Reporting Person: Messinger Associates, L.P.

•	Sole Voting Power: 0 shares
•	Shared Voting Power*: 22,887,701 shares (includes 370,161 shares held by Messinger Associates, L.P. over which Martin E. Messinger has sole voting and sole dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,887,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%
•	Type of Reporting Person: PN

Name of Reporting Person: Newman Associates, L.P.

•	Sole Voting Power: 12,913 shares
•	Shared Voting Power*: 22,887,701 shares (includes 132,195 shares held by Newman Associates, L.P. over which Harold J. Newman has sole voting and sole dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,900,614 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.64%
•	Type of Reporting Person: PN

Name of Reporting Person: Paduano Associates, L.P.

•	Sole Voting Power: 0 shares
•	Shared Voting Power*: 22,887,701 shares (includes 642,157 shares held by Paduano Associates, L.P. over which Daniel P. Paduano has sole voting and sole dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,887,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%
•	Type of Reporting Person: PN

Name of Reporting Person: Daniel J. Paduano 2000 Irrevocable Trust

•	Sole Voting Power: 0 shares
•	Shared Voting Power*: 22,887,701 shares (includes 29,751 shares held by Daniel J. Paduano 2000 Irrevocable Trust over which Daniel J. Paduano has sole voting and shared dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,887,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%
•	Type of Reporting Person: OO

Name of Reporting Person: John P. Paduano 2000 Irrevocable Trust

•	Sole Voting Power: 0 shares
•	Shared Voting Power*: 22,887,701 shares (includes 29,752 shares held by John P. Paduano 2000 Irrevocable Trust over which John P. Paduano has sole voting and shared dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,887,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%
•	Type of Reporting Person: OO

Name of Reporting Person: John P. Paduano Descendants Exempt Irrevocable Trust

•	Sole Voting Power: 0 shares
•	Shared Voting Power*: 22,887,701 shares (includes 6,498 shares held by John P. Paduano Descendants Exempt Irrevocable Trust over which John P. Paduano has sole voting and shared dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,887,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%
•	Type of Reporting Person: OO

Name of Reporting Person: Daniel J. Paduano Descendants Exempt Irrevocable Trust

•	Sole Voting Power: 0 shares
•	Shared Voting Power*: 22,887,701 shares (includes 6,498 shares held by Daniel J. Paduano Descendants Exempt Irrevocable Trust over which Daniel J. Paduano has sole voting and shared dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,887,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%
•	Type of Reporting Person: OO

Name of Reporting Person: Pollack 1998 Grantor Retained Annuity Trust

•	Sole Voting Power: 40,027 shares
•	Shared Voting Power*: 22,887,701 shares (includes 152,291 shares held by Pollack 1998 Grantor Retained Annuity Trust over which Leslie M. Pollack has sole voting power and shared dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,927,728 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.68%
•	Type of Reporting Person: OO

Name of Reporting Person: Schwartz CS Associates, L.P.

•	Sole Voting Power: 74,966 shares
•	Shared Voting Power*: 22,887,701 shares (includes 2,146,889 shares held by Schwartz CS Associates, L.P. over which Marvin C. Schwartz has sole voting and sole dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,962,667 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.73%
•	Type of Reporting Person: PN

Name of Reporting Person: Schwartz ES Associates, L.P.

•	Sole Voting Power: 74,966 shares
•	Shared Voting Power*: 22,887,701 shares (includes 2,146,888 shares held by Schwartz ES Associates, L.P. over which Marvin C. Schwartz has sole voting and sole dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,962,667 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.73%
•	Type of Reporting Person: PN

Name of Reporting Person: The Spilka 1998 Trust

•	Sole Voting Power: 0 shares
•	Shared Voting Power*: 22,887,701 shares (includes 120,382 shares held by The Spilka 1998 Trust over which Linda Galarza Spilka (wife of Robert Spilka), as trustee, has sole voting and shared dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,887,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%
•	Type of Reporting Person: OO

Name of Reporting Person: Steiger Associates, L.P.

•	Sole Voting Power: 10,000 shares
•	Shared Voting Power*: 22,887,701 shares (includes 85,626 shares held by Steiger Associates, L.P. over which Heidi L. Steiger has sole voting and sole dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,897,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.63%
•	Type of Reporting Person: PN

Name of Reporting Person: Stiefel Associates, L.P.

•	Sole Voting Power: 120 shares
•	Shared Voting Power*: 22,887,701 shares (includes 33,987 shares held by Stiefel Associates, L.P. over which Stephanie J. Stiefel has sole voting and sole dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,887,821 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%
•	Type of Reporting Person: PN

Name of Reporting Person: The Strauss 1998 Trust

•	Sole Voting Power: 35,366 shares
•	Shared Voting Power*: 22,887,701 shares (includes 244,633 shares held by The Strauss 1998 Trust over which Barbara Strauss (wife of Peter Strauss) has sole voting and shared dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,923,067 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.67%
•	Type of Reporting Person: OO

Name of Reporting Person: Sundman Associates, L.P.

•	Sole Voting Power: 2,000 shares
•	Shared Voting Power*: 22,887,701 shares (includes 190,436 shares held by Sundman Associates, L.P. over which Peter E. Sundman has sole voting and sole dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,889,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%
•	Type of Reporting Person: PN

Name of Reporting Person: Weismann Associates, L.P.

•	Sole Voting Power: 0 shares
•	Shared Voting Power*: 22,887,701 shares (includes 1,097,414 shares held by Weismann Associates, L.P. over which Dietrich Weismann has sole voting and sole dispositive power)

•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,887,701 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.62%
•	Type of Reporting Person: PN

Name of Reporting Person: The Weiner 1998 Grantor Retained Annuity Trust

•	Sole Voting Power: 44,784 shares
•	Shared Voting Power*: 22,887,701 shares
•	Sole Dispositive Power: 0 shares
•	Shared Dispositive Power: 0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*: 22,932,485 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 32.68%
•	Type of Reporting Person: OO

*	Includes shares of Common Stock that the Reporting Person may be deemed to beneficially own due to the voting provisions of the Stockholders Agreement to which the Reporting Person is a party.

This Amendment No. 5 to a Statement on Schedule 13D filed on October 5, 1999 (the “Original Schedule 13D”), amends and restates in its entirety such Schedule 13D (as so amended and restated, this “Schedule”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Neuberger Berman Inc., a Delaware Corporation (the “Company”). This Amendment No. 5 is being filed primarily to report that the number of shares of Common Stock beneficially owned by the Reporting Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding. All share numbers reported in this Schedule give effect to a three-for-two stock split paid in shares of Common Stock on August 16, 2001 to stockholders of record on August 1, 2001. Capitalized terms used in this Amendment No. 5 but not defined herein have the meanings ascribed to them in the Original Schedule 13D.

Item 1.  Security and Issuer

This Schedule relates to the Common Stock. The principal executive offices of the Company are located at 605 Third Avenue, New York, New York 10158.

Item 2.  Identity and Background

(a), (b), (c), (f) The Original Schedule 13D was filed by individuals (each an “Initial Principal”) and certain of their affiliates (each, an “Initial Family Affiliate” and, together with the Initial Principals the “Initial Reporting Persons”) who are listed on Annex I to this Schedule. The Initial Reporting Persons filed the Original Schedule 13D solely because they were subject to the voting provisions contained in the Stockholders Agreement dated as of August 2, 1999 (as amended from time to time, the “Stockholders Agreement”) described below. Since the date of the filing of the Original Schedule 13D, certain of the Initial Principals have transferred shares of their Common Stock to new or successor family affiliates (each new affiliate or successor affiliate a “Successor Family Affiliate”) listed on Annex I to this Schedule. The Successor Family Affiliates are bound by the terms and provisions of the Stockholders Agreement described below. Certain of the Initial Reporting Persons have ceased to be employees of the Company since the date of the Original Schedule 13D. Pursuant to the terms of the Stockholders Agreement described below, such Initial Reporting Persons are no longer subject to the voting provisions of the Stockholders Agreement but remain subject to the transfer restrictions in the Stockholders Agreement as described below. The Initial Principals who currently remain subject to the Stockholders Agreement are listed on Appendix A to this Schedule and are referred to herein as “Principals”. The Initial Family Affiliates and the Successor Family Affiliates that are currently subject to the voting provisions of the Stockholders Agreement are listed on Appendix A to this Schedule and are referred to herein as “Family Affiliates”. The Principals and Family Affiliates that currently remain subject to the voting provisions in the Stockholders Agreement are referred to herein collectively as the “Reporting Persons”.

The Reporting Persons are together making this filing because they may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”) solely due to their being subject to the voting provisions in the Stockholders Agreement. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. The Initial Reporting Persons entered into a Joint Filing Agreement, dated October 13, 1999 (the “Joint Filing Agreement”),which is filed as Exhibit 1 to this Schedule. Each Successor Family Affiliate has entered into the Joint Filing Agreement and such Agreement is filed as an Exhibit.

The Company, through its subsidiaries is an investment advisory company, providing clients with a broad range of investment products, services and strategies. Its principal business segments include: Private Asset Management, Mutual Fund and Institutional and Professional Securities Services. Each Principal is a director, executive officer and/or senior professional employee of the Company. The business address of each Principal is 605 Third Avenue, New York, New York 10158. Each Initial Family Affiliate and Successor Family Affiliate is a family limited partnership or trust formed by a Principal for investment and estate planning purposes. The business address of each Initial Family Affiliate and the Successor Family Affiliates is c/o Neuberger Berman Trust Company of Delaware, 919 Market Street, Suite 506, Wilmington, Delaware 19801.

(d), (e) During the last five years, none of the Reporting Persons nor any of the partners or trustees of any Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or to a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Founder Shares (as defined below) were originally acquired by the Reporting Persons in the Exchange (as defined below).

The Non-Founder Shares (as defined below) acquired by certain Reporting Persons have been acquired with the personal funds of the respective Reporting Person or in connection with an employee compensation, benefit or similar plan sponsored by the Company. Certain of these shares acquired under such plans are subject to forfeiture, certain vesting restrictions and/or limitations on transfer and sale.

Item 4.  Purpose of Transaction

On October 7, 1999, the Initial Reporting Persons acquired beneficial ownership of an aggregate of 64,090,909 shares of Common Stock in exchange for their interests in Neuberger Berman, LLC (“NB LLC”) and Neuberger Berman Management Inc. (“NBMI”). The exchange of such shares of Common Stock for the Initial Reporting Persons’ interests in NB LLC and NBMI is referred to herein as the “Exchange.” The Initial Family Affiliates had previously acquired their interests in NBMI through contributions from the Initial Principals. Effective October 13, 1999, certain Initial Reporting Persons disposed of an aggregate of 6,329,545 shares of Common Stock in the Company’s initial public offering (the “IPO”).

In connection with the Exchange, the Initial Reporting Persons and the Company entered into the Stockholders Agreement. The Stockholders Agreement generally applies only to those shares of Common Stock that were acquired by the Initial Reporting Persons pursuant to the Exchange and not sold in the IPO (the “Founder Shares”) and does not apply to shares of Common Stock acquired by the Initial Reporting Persons in connection with any employee compensation, benefit or similar plans sponsored by the Company or in the open market (the “Non-Founder Shares”).

On July 5, 2001, certain of the Initial Reporting Persons sold an aggregate of 4,393,315 shares of Common Stock in a secondary offering (the “Secondary Offering”). In addition, immediately following the completion of the Secondary Offering, certain other Initial Reporting Persons sold an aggregate of 2,400,900 shares of Common Stock to the Company (the “Repurchase”).

On July 29, 2002, certain of the Initial Reporting Persons sold an aggregate of 2,762,593 shares of Common Stock in a secondary offering (the “2002 Secondary Offering”).

Since the date of the Original Schedule 13D, certain of the Initial Principals have ceased to be employed by the Company. Pursuant to the terms of the Stockholders Agreement, the restrictions on the ability of each such Initial Principal and his or her Family Affiliates to vote their Founder Shares were lifted upon the termination of such Initial Principal’s employment with the Company. Accordingly, such Initial Principals and their Family Affiliates are no longer filers jointly filing this Schedule 13D.

From time to time since the date of the IPO, the Board of Directors has waived certain of the transfer restrictions to permit certain Reporting Persons to sell or otherwise transfer certain of their Founder Shares, including sales in the Secondary Offering, the 2002 Secondary Offering and in the Repurchase. In addition, from time to time, in accordance with Rule 144 of the Securities Act of 1933, as amended, certain Reporting Persons have sold Founders Shares that were no longer subject to transfer restrictions set forth in the Stockholders Agreement.

In accordance with past practice, the Board of Directors has waived certain of the transfer restrictions to permit Reporting Persons to contribute Founder Shares to a charity of the respective Reporting Person’s choice. During the week of December 3, 2002, certain Reporting Persons contributed 358,320 Founders Shares to charity.

Except as described in Item 6 of this Schedule, none of the Reporting Persons has any present plans or proposals with respect to the Company that relate to or would result in any of the events enumerated in Item 4. However, each Reporting Person is expected to evaluate on an ongoing basis the Company’s financial condition and prospects and his, her or its interests in and with respect to the Company. Accordingly, each Reporting Person may change his, her or its plans and intentions at any time and from time to time. In particular, each Reporting Person may at any time and from time to time acquire or dispose of shares of Common Stock. Reporting Persons may from time to time in the future acquire beneficial ownership of additional shares of Common Stock in connection with employee compensation, benefit or similar plans sponsored by the Company or through open market or negotiated purchases.

Item 5.  Interest in the Securities of the Issuer

(a) Appendix A is hereby incorporated by reference. The Reporting Persons hold in the aggregate 22,887,701 Founder Shares, which represent 32.62% of the outstanding Common Stock. All percentages used in this Schedule are calculated based on 70,154,154 shares of Common Stock that were outstanding as of March 31, 2003.

(b) Appendix A is hereby incorporated by reference.

(c) Except as described in Annex II, no Reporting Person has effected any transactions in shares of Common Stock during the past 60 days.

(d), (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A.	Family Affiliates

Many of the Principals have formed one or more Family Affiliates as a family limited partnership or trust for investment and estate planning purposes. For each Family Affiliate that is a family limited partnership, the respective Principal is the sole stockholder of its sole general partner and exercises sole voting and investment control over the Family Affiliate. For each Family Affiliate that is a grantor retained annuity trust (“GRAT”), generally the respective Principal, as trustee, has sole voting control and in most circumstances shares investment control with Neuberger Berman Trust Company of Delaware and in certain instances one or more other trustees. In the case of Successor Family Affiliates, generally the respective Principals are not trustees, but Neuberger Berman Trust Company of Delaware is a trustee.

B.	Joint Filing Agreement

Each Reporting Person is a party to the Joint Filing Agreement, in which the Reporting Persons agreed that the Original Schedule 13D (and any amendments thereto) in respect of the Common Stock be filed jointly on behalf of each such person, and further agreed that this agreement be included as an exhibit to such joint filings. The Joint Filing Agreement is filed as Exhibit 1 to this Schedule and additional Joint Filing Agreements are filed as Exhibit 4 and Exhibit 6 to this Schedule. The foregoing summary of the terms of this Joint Filing Agreement and any amendments thereto is qualified in its entirety by reference thereto.

C.	Stockholders Agreement

The Initial Reporting Persons and the Company entered into the Stockholders Agreement as a condition precedent to the consummation of the Exchange. Successor Family Affiliates have agreed to be bound by all the terms and provisions of the Stockholders Agreement. The Stockholders Agreement is filed as Exhibit 2 to this Schedule and the following summary of the terms of such agreement is qualified in its entirety by reference thereto.

The Stockholders Agreement generally applies only to Founder Shares and does not apply to shares of Common Stock acquired by Reporting Persons in connection with any employee compensation, benefit or similar plans sponsored by the Company or in the open market.

i.	Transfer Restrictions

Each Reporting Person has agreed in the Stockholders Agreement, among other things, (a) to not transfer any shares acquired pursuant to the Exchange prior to January 1, 2002, (b) to transfer no more than 10 percent of the aggregate number of shares of Common Stock received in the Exchange beneficially owned by such Initial Reporting Person in any calendar year, cumulatively, and (c) to retain beneficial ownership of Founder Shares at least equal to 30 percent of the cumulative number of shares of Common Stock received in the Exchange prior to the third anniversary of such Initial Principal’s date of termination of employment with the Company (the “Termination Date”). If any Initial Principal’s Termination Date occurs prior to January 1, 2003, such Initial Principal and his or her Initial Family Affiliates and Successor Family Affiliates may not, among other things, transfer any shares of Common Stock received in the Exchange prior to January 1, 2007 unless such transfer restriction is otherwise waived by the Board of Directors.

From time to time since the date of the IPO, the Board of Directors has waived certain of the transfer restrictions to permit certain Reporting Persons to sell or otherwise transfer certain of their Founder Shares, including, but not limited to, sales in the Secondary Offering, the Repurchase and the 2002 Secondary Offering.

ii.	Certificates to be Held by the Company

Each Reporting Person has agreed that the certificates representing such Initial Reporting Person’s Founder Shares shall be issued in the name of a nominee holder to be designated by the Company and shall be held in custody by the Company at its principal office. Upon a written statement by the Reporting Person that he, she or it is then permitted to transfer a specified number of Founder Shares under the provisions of the Stockholders Agreement, the Company shall cause the nominee holder to promptly release from custody the certificates representing such specified number of such Reporting Person’s Founder Shares that are then intended and permitted to be transferred.

Whenever the nominee holder shall receive any cash dividend or other cash distribution upon any Founder Shares, the Company shall cause the nominee holder to distribute promptly such cash dividend or other distribution to the Reporting Persons. Notwithstanding the foregoing, during the pendency of any dispute between the Company and any Reporting Person under the Stockholders Agreement, the Plan of Merger and Exchange, dated as of August 2, 1999, or the Non-Competition Agreement, dated as of August 2, 1999, of such Reporting Person, all cash dividends and other cash distributions received by the nominee holder in respect of the Founder Shares of such Reporting Person shall be retained by the nominee holder and shall not be distributed until the final resolution of such dispute.

iii.	Voting Provisions

Prior to any vote of the stockholders of the Company, the Stockholders Agreement requires a separate, preliminary vote on each matter upon which a vote of the stockholders is proposed to be taken (the “Preliminary Vote”). Each Founder Share held by a Reporting Person will be voted in accordance with the majority of the votes cast in the Preliminary Vote. For purposes of effecting such votes, each Reporting Person has appointed the Secretary of the Company as his, her or its attorney-in-fact and agent.

These voting provisions (but not the transfer restrictions) will terminate with respect to any Initial Principal and his, her or its Family Affiliates at the close of business on the Termination Date of such Initial Principal.

iv.	Right to Purchase Shares

If, on or prior to the third anniversary of the Termination Date of any Initial Principal, the Board of Directors determines in its good faith judgment that such Initial Principal has engaged in Harmful Activity (as defined in the Stockholders Agreement), the Company shall have the right to purchase, at any time or from time to time, from such Initial Principal, the number of Founder Shares owned by such Initial Principal and his or her Family Affiliates that could not have been transferred by such Initial Reporting Persons in accordance with the Stockholders Agreement.

Item 7.  Materials to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated October 12, 1999, among the Initial Reporting Persons (incorporated herein by reference to the statement on Schedule 13D dated October 15, 1999 (File No. 005-57015)).

Exhibit 2:	Stockholders Agreement, dated August 2, 1999, among the Company and the Initial Reporting Persons (incorporated herein by reference to the statement on Schedule 13D dated October 15, 1999 (File No. 005-57015)).

Exhibit 3:	Power of Attorney, dated various dates, by each Initial Reporting Person (incorporated herein by reference to the statement on Schedule 13D dated October 15, 1999 (File No. 005-57015)).

Exhibit 4:	Joint Filing Agreement, dated various dates, executed by certain Successor Family Affiliates (incorporated herein by reference to Exhibit 4 to Amendment No. 3, filed October 2, 2002 (File No. 005-57015)).

Exhibit 5:	Power of Attorney, dated various dates, by certain Successor Family Affiliates (incorporated herein by reference to Exhibit 5 to Amendment No. 3, filed October 2, 2002 (File No. 005-57015)).

Exhibit 6:	Joint Filing Agreement, dated December 30, 2002, executed by a Successor Family Affiliate (incorporated herein by reference to Exhibit 6 to Amendment No. 4 filed on January 28, 2003 (File No. 005-57015)).

Exhibit 7:	Power of Attorney, dated December 30, 2002, by a Successor Family Affiliate (incorporated herein by reference to Exhibit 7 to Amendment No. 4 filed on January 28, 2003 (File No. 005-57015)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2003

By:	/S/ ROBERT MATZA

	Name:	Robert Matza
	Title:	Attorney-in-Fact for each Reporting Person

ANNEX I

Initial Reporting Persons

Herbert W. Ackerman

Robert J. Appel

John J. Barker

Howard R. Berlin

Jeffrey Bolton

Richard A. Cantor

Vincent T. Cavallo

Lawrence J. Cohn

Robert W. D’Alelio

Salvatore D’Elia

Stanley Egener

Michael N. Emmerman

Robert D. English

Jack M. Ferraro

Gregory P. Francfort

Howard L. Ganek

Robert I. Gendelman

Theodore P. Giuliano

Mark R. Goldstein

Lee H. Idleman

Alan L. Jacobs

Kenneth M. Kahn

Michael W. Kamen

Michael M. Kassen

Mark P. Kleiman

Lee P. Klingenstein

Irwin Lainoff

Jeffrey B. Lane

Joseph R. Lasser

Richard S. Levine

Christopher J. Lockwood

Lawrence Marx III

Robert Matza

Robert R. McComsey

Martin McKerrow

Martin E. Messinger

Beth W. Nelson

Roy R. Neuberger

Harold J. Newman

Daniel P. Paduano

Norman H. Pessin

Leslie M. Pollack

William A. Potter

Janet W. Prindle

C. Carl Randolph

Kevin L. Risen

Daniel H. Rosenblatt

J. Curt Schnackenberg

Heidi L. Steiger (formerly known as: Heidi L. Schneider)

Marvin C. Schwartz

Jennifer K. Silver

Kent C. Simons

R. Edward Spilka

Gloria H. Spivak

Bernard Z. Stein

Fred Stein

Eleanor Moore Sterne

Stephanie J. Stiefel

Philip A. Straus

Peter Strauss

Peter E. Sundman

Allan D. Sutton

Richard J. Sweetnam, Jr.

Judith M. Vale

David I. Weiner

Michael J. Weiner

Dietrich Weismann

Leslie J. Werkstell

Allan R. White, III

Lawrence Zicklin

Herbert W. Ackerman Associates, L.P.

Appel Associates, L.P.

Berlin Associates, L.P.

Bolton Associates, L.P.

Cantor Associates, L.P.

Cavallo Associates, L.P.

Egener Associates, L.P.

Francfort 1998 Grantor Retained Annuity Trust

Ganek Associates, L.P.

Giuliano Associates, L.P.

Goldstein Associates, L.P.

Kamen Associates, L.P.

Kassen Associates, L.P.

Klingenstein Associates, L.P.

Lainoff Associates, L.P.

Lasser Associates, L.P.

Lawrence Marx III Associates, L.P.

McKerrow Associates, L.P.

Messinger Associates, L.P.

Neuberger Associates, L.P.

Newman Associates, L.P.

Paduano Associates, L.P.

Pollack 1998 Grantor Retained Annuity Trust

Potter Associates, L.P.

Schwartz CS Associates, L.P.

Schwartz ES Associates, L.P.

Robert Edward Spilka 1998 Grantor Retained Annuity Trust

Steiger Associates, L.P.

Stiefel Associates, L.P.

Sundman Associates, L.P.

Allan D. Sutton 1998 Grantor Retained Annuity Trust

The Sutton 1998 GST Trust

Weiner 1998 Grantor Retained Annuity Trust

Weismann Associates, L.P.

Zicklin Associates, L.P.

Successor Family Affiliates

Daniel J. Paduano 2000 Irrevocable Trust

Daniel J. Paduano Descendants Exempt Irrevocable Trust

John P. Paduano 2000 Irrevocable Trust

John P. Paduano Descendants Exempt Irrevocable Trust

Kent Simons 2002 Grantor Retained Annuity Trust

Kent Simons GRAT #2

The Spilka 1998 Trust

The Strauss 1998 Trust

ANNEX II

Item 5(c).	Description of All Transactions in the Common Stock Effected During the Last 60 Days by the Reporting Persons

In the open market, Harold J. Newman, on February 19, 2003, sold 5,000 shares of Common Stock at $27.71 per share.

In the open market, Newman Associates, L.P., on February 19, 2003, sold 10,000 shares of Common Stock at $27.71 per share.

In the open market, Daniel H. Rosenblatt, on February 20, 2003, sold 2,886 shares of Common Stock at $27.16 per share.

In the open market, The Strauss 1998 Trust, on February 20, 2003, sold 10,000 shares of Common Stock at $27.43 per share.

In the open market, Daniel H. Rosenblatt, on February 21, 2003, sold 10,000 shares of Common Stock at $27.07 per share.

In the open market, Salvatore D’Elia, on March 3, 2003, sold 10,100 shares of Common Stock at $27.01 per share.

In the open market, Newman Associates, L.P., on March 3, 2003, sold 5,000 shares of Common Stock at $26.88 per share.

In the open market, Daniel P. Paduano, on March 4, 2003, sold 2,890 shares of Common Stock at $26.67 per share.

In the open market, the Pollack 1998 Grantor Retained Annuity Trust, on March 14, 2003, sold 10,000 shares of Common Stock at $26.11 per share.

In the open market, Michael W. Kamen, on March 18, 2003, sold 2,000 shares of Common Stock at $27.15 per share.

In the open market, the Pollack 1998 Grantor Retained Annuity Trust, on March 18, 2003, sold 10,000 shares of Common Stock at $27.23 per share.

In the open market, R. Edward Spilka, on March 19, 2003, sold 5,000 shares of Common Stock at $28.30 per share.

In the open market, Newman Associates, L.P., on March 21, 2003, sold 3,000 shares of Common Stock at $28.75 per share.

In the open market, R. Edward Spilka, on March 21, 2003, sold 4,000 shares of Common Stock at $29.75 per share.

In the open market, the Pollack 1998 Grantor Retained Annuity Trust, on March 21, 2003, sold 10,000 shares of Common Stock at $29.39 per share.

In accordance with the terms of the Company’s Long-Term Incentive Plan (“LTIP”), on March 27, 2003, Heidi L. Steiger exercised 30,000 options at $21.33 per share of Common Stock and 30,000 options at $18.75 per share of Common Stock. In connection with such exercises, Ms. Steiger paid the exercise costs and related tax liability by delivering an aggregate of 48,011 shares of Common Stock to the Company. Under the terms of the LTIP, Ms. Steiger acquired 48,011 “reload” options, exercisable at $29.10 per share, commencing September 27, 2003. In addition, Ms. Steiger sold 2,167 shares of Common Stock at $28.89 per share to pay any withholding shortfall that resulted from the exercise of the above-mentioned option exercise.

In accordance with the terms of the Company’s LTIP, on March 27, 2003, Peter E. Sundman exercised 45,000 options at $21.33 per share of Common Stock and 45,000 options at $18.75 per share of Common Stock. In connection with such exercises, Mr. Sundman paid the exercise costs and related tax liability by delivering an aggregate of 72,015 shares of Common Stock to the Company. Under the terms of the LTIP, Mr. Sundman acquired 72,015 “reload” options, exercisable at $29.10 per share, commencing September 27, 2003. In addition, Mr. Sundman sold 3,250 shares of Common Stock at $28.89 per share to pay any withholding shortfall that resulted from the exercise of the above-mentioned option exercise.

In accordance with the terms of the Company’s LTIP, on March 27, 2003, Jeffrey B. Lane exercised 75,000 options at $21.33 per share of Common Stock and 75,000 options at $18.75 per share of Common Stock. In connection with such exercises, Mr. Lane paid the exercise costs and related tax liability by delivering an aggregate of 121,982 shares of Common Stock to the Company. Under the terms of the LTIP, Mr. Lane acquired 121,982 “reload” options, exercisable at $29.10 per share, commencing September 27, 2003. In addition, Mr. Lane sold 5,416 shares of Common Stock at $28.89 per share to pay any withholding shortfall that resulted from the exercise of the above-mentioned option exercise.

In accordance with the terms of the Company’s LTIP, on March 27, 2003, Robert Matza exercised 45,000 options at $21.33 per share of Common Stock and 45,000 options at $18.75 per share of Common Stock. In connection with such exercises, Mr. Matza paid the exercise costs and related tax liability by delivering an aggregate of 72,015 shares of Common Stock to the Company. Under the terms of the LTIP, Mr. Matza acquired 72,015 “reload” options, exercisable at $29.10 per share, commencing September 27, 2003. In addition, Mr. Matza sold 3,250 shares of Common Stock at $28.89 per share to pay any withholding shortfall that resulted from the exercise of the above-mentioned option exercise.

In the open market, Newman Associates, L.P., on March 27, 2003, sold 5,000 shares of Common Stock at $28.84 per share.

In accordance with the terms of the Company’s LTIP, on March 27, 2003, Lawrence Cohn exercised 6,000 options at $18.75 per share of Common Stock. In connection with such exercises, Mr. Cohn paid the exercise costs and related tax liability by delivering an aggregate of 4,630 shares of Common Stock to the Company. Under the terms of the LTIP, Mr. Cohn acquired 4,630 “reload” options, exercisable at $29.10 per share, commencing September 27, 2003.

In the open market, Lawrence J. Cohn, on March 27, 2003, sold 1,174 shares of Common Stock at $28.89 per share.

Exhibit Index

Exhibit	Description

1.

Joint Filing Agreement, dated October 12, 1999, among certain individuals (the “Principals”), and certain of their affiliates (the Principals and their affiliates collectively, the “Initial Reporting Persons”) (incorporated by reference to Exhibit 1 to the Schedule 13D filed October 15, 1999 (File No. 005-57015) (the “Original Schedule 13D”)).

2.	Stockholders Agreement, dated as of August 2, 1999, among the Initial Reporting Persons (incorporated by reference to Exhibit 2 to the Original Schedule 13D (File No. 005-57015)).

3.	Power of Attorney, dated various dates, by each Initial Reporting Person (incorporated by reference to Exhibit 3 to the Original Schedule 13D (File No. 005-57015)).

4.

Joint Filing Agreement, dated various dates, executed by certain affiliates of Principals created subsequent to the filing of the Original Schedule 13D (incorporated herein by reference to Exhibit 4 to Amendment No. 3, filed October 2, 2002 (File No. 005-57015)).

5.

Power of Attorney, dated various dates, executed by certain affiliates of Principals created subsequent to the filing of the Original Schedule 13D (incorporated herein by reference to Exhibit 5 to Amendment No. 3, filed October 2, 2002 (File No. 005-57015)).

6.

Joint Filing Agreement, dated December 30, 2002, executed by an affiliate of a Principal created subsequent to the filing of the Original Schedule 13D (incorporated herein by reference to Exhibit 6 to Amendment No. 4, filed on January 28, 2003 (File No. 005-57015)).

7.

Power of Attorney, dated December 30, 2002, executed by an affiliate of a Principal created subsequent to the filing of the Original Schedule 13D (incorporated herein by reference to Exhibit 7 to Amendment No. 4 filed on January 28, 2003)).